Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust announces the pricing of a proposed private placement of notes

     CALGARY, April 9 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") is pleased to announce it has priced a proposed offering of senior unsecured notes to be issued on a private placement basis, primarily in the United States, with an aggregate principal amount of approximately
CAD$250 million. This private placement is part of Penn West's ongoing strategy of debt capital diversification which began in 2007 and continued
with additional private placements in 2008.
     The private placement consists of various terms ranging from five years to ten years with an average rate of approximately 8.9 percent. The notes will be unsecured and rank equally with Penn West's bank facilities and Penn West's outstanding senior notes issued in May 2007, May 2008 and July 2008 with an aggregate principal amount of US$955 million, CAD$30 million and (pnds stlg)57 million respectively. Subject to the completion of investor due diligence, legal documentation, and the satisfaction of other customary closing conditions, the note offering is expected to close on or about May 5, 2009.
Penn West intends to use the proceeds of this note offering to repay a portion of the outstanding balance under its existing syndicated bank facilities.
     The notes have not been and will not be registered under the United
States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

     Forward looking statements

     Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the offering size, terms, use of proceeds and closing date of the proposed debt offering.
     With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: investor demand for Penn
West's notes; the successful completion of due diligence; the timing of closing the proposed debt offering; and our ability to obtain all necessary approvals.
     Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things general economic conditions in Canada, the U.S. and globally, and the possibility that due diligence may not be completed satisfactorily or that the closing conditions for the offering are not satisfied or that closing will be delayed or not occur at all. Readers are cautioned that this list of risk factors should not be construed as exhaustive.
     The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and
PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 200, 207 - 9th
Avenue S.W., Calgary, Alberta, T2P 1K3, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com,
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com/
     (PWT.DB.B. PWT.DB.D. PWT.DB.E. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 17:45e 09-APR-09